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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Genessee Street, Suite 630
(No. and Street)

Kansas City	Missouri	64102-1039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom — 816-221-6700
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, CPA's, P.C.
(Name - *if individual, state last, first, middle name*)

6310 Lamar Ave., Suite 110	Overland Park	Kansas	66202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/2

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 9-15-18

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&H

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2012

EXHIBIT A

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	102,120
Receivable from clearing broker		16,632
Deposit with clearing broker		100,000
Total current assets		218,752
DEPRECIABLE ASSETS		
Office equipment		10,035
Accumulated depreciation		(5,213)
Net depreciable assets		4,822
OTHER ASSETS		
Investments		181,805
TOTAL ASSETS	$	405,379

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable - Trade	$	3,600
FSWC payable		181,805
Accrued payroll		13,313
Accrued payroll taxes and benefits		7,820
Accrued income taxes		1,567
Total current liabilities		208,105
STOCKHOLDERS' EQUITY		
Capital stock		209,000
Retained earnings		(11,726)
Accumulated other comprehensive income (loss):		
Unrealized gain on securities		-
Total stockholders' equity		197,274
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	405,379

The accompanying notes are an integral part of these financial statements

EXHIBIT B

VALDÈS & MORENO, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Commissions		$ 40,591
Trading gains		148,074
Underwriting designations		124,564
Placement agent fees		39,570
Realized gain (loss) on investment securities		6,446
Miscellaneous		16,822
Total revenues		376,067
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 13,142	
Other charges	6,613	19,755
GROSS MARGIN		356,312
EXPENSES		
Employee compensation and benefits		202,039
Independent contractor compensation		33,590
Office expense		33,551
Quotation		29,941
Travel and entertainment		21,214
Advertising and promotion		1,417
Regulatory fees and expense		9,113
Interest		8,356
Depreciation		3,208
Miscellaneous		8,189
Total expenses		350,618
INCOME BEFORE INCOME TAXES		5,694
PROVISION FOR INCOME TAXES		1,567
NET INCOME		$ 4,127

The accompanying notes are an integral part of these financial statements

EXHIBIT C

VALDÈS & MORENO, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock Class A & B	Preferred Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 162,000	$ 31,512	$ 11,010
Additions	-	45,000	-	-
Stock redemption	-	-		
Dividends	-	-	(39,110)	-
COMPREHENSIVE INCOME				
Net income (loss)	-	-	4,127	-
OTHER COMPREHENSIVE INCOME				
Unrealized gain (loss) on investments	-	-	(8,255)	(11,010)
BALANCE, END OF YEAR	$ 2,000	$ 207,000	$ (11,726)	$ -

The accompanying notes are an integral part of these financial statements

EXHIBIT D

VALDÈS & MORENO, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,127
Depreciation		3,208
Realized (gains) losses		(6,446)
Adjustments to reconcile net inconme to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in temporary cash investments		(4,050)
(Increase) decrease in receivable and deposits from clearing broker		(11,906)
(Increase) decrease in deposit with clearing broker		(36,440)
Increase (decrease) in accounts payable - Trade		(15,617)
Increase (decrease) in acconts payable - FSWC		181,805
Increase (decrease) in accrued income taxes		(25,593)
Increase (decrease) in dividends payable		(1,500)
Increase (decrease) in accrued liabilities		(9,734)
Net cash provided by operating activities		77,854
CASH USED BY INVESTING ACTIVITIES:		
Proceeds from sale of investments		18,446
Investment acquisitions (net)		(142,185)
Unrealized (gains) losses		(19,265)
		(143,004)
CASH PROVIDED (USED) IN FINANCING ACTIVITIES:		
Issuance of additional preferred share		45,000
Dividends		(39,110)
		5,890
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(59,260)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		77,077
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	17,817

The accompanying notes are an integral part of these financial statements

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2011 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Statement of Cash Flows

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2011, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2011 are as follows:

Interest	$	8,356
Income taxes	$	1,497

D. Depreciable Assets

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2011 was $3,208.

E. Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of other comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholder's equity rather than in net income).

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2011, the Company had aggregate indebtedness of $26,300 and net capital of $182,535 which resulted in a ratio of .144 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2011, based on its minimum requirement, the Company had excess net capital of $82,535.

NOTE 3 RELATED PARTIES

The controlling shareholder of the Company also owns 40% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company paid Valdés Capital Management, Inc. advisory fees totaling $ 3,600 in 2011.

In addition, the controlling shareholder of the Company owns 100% of the common stock of another broker – dealer, The Bond House, Inc. Total revenues for 2011 were $3,567 and total assets were $13,415 and net equity was $12,915 at December 31, 2011

NOTE 4 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding

Preferred stock; $100 par value,
2,070 shares issued and outstanding

NOTE 5 INVESTMENTS

U. S. generally accepted accounting principles establish a framework of measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities in active markets that the Company has the ability to access (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). All of the Company's investments are Level 1 investments.

The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet. Realized gains or losses on disposition and declines in value judged to be other than temporary will be included in income in the period the applicable loss occurs.

Investments at December 31, 2011 include marketable securities with a cost basis of $181,805 and a fair market value estimated to be equal to cost resulting in no unrealized gain or loss as December 31, 2011.

NOTE 6 INCOME TAXES

The Company follows the provisions of FASB Accounting Standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, they have not provided for any increase in tax liability as of December 31, 2011.

There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

NOTE 7 LEASE COMMITMENTS

The Company presently leases office space at its downtown location on a month-to-month basis, at the rate of $720 per month..

In July 2009 the Company executed a new lease on a second office space for a three year period at $1,585 per month. In April 2011, due to a reduction in utilized space, the rent was reduced to $1,125 per month through June 2012.

Lease expense for 2011 was $20,295.

NOTE 8 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2012, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **as of: December 31, 2011**
Valdès & Moreno, Inc

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	197,274	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				197,274	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	197,274	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 4,822	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		4,822	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	192,452	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities	9,917	3735			
	2. Debt securities	-	3733			
	3. Options		3730			
	4. Other securities	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		9,917	3740
10.	Net Capital			$	182,535	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Valdès & Moreno, Inc. **as of December 31, 2011**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 18)			$ 1,753	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14.	Excess net capital (line 10 less 13)			$ 82,535	3770
15.	Net capital less greater of 10% of line19 or 120% of line 12			22 $ 62,535	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 26,300	3790
17.	Add:				
	A. Drafts for immediate credit	21 $ -	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	-	3830
19.	Total aggregate indebtedness			$ 26,300	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0.1441	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

VALDÉS & MORENO, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

SCHEDULE III

VALDÉS & MORENO, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

See independent auditor's report.

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale

Higdon & Hale
Certified Public Accountants
February 24, 2012

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

CONTENTS